Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of FDCTech, Inc. as of the date of this Registration Statement.

Name of Subsidiary	Jurisdiction of Organization	Percentage Owned
AD Advisory Services Pty Ltd.	Australia	51.00%
Crestmark Trading Ltd. (formerly Alchemy Markets Ltd.)	Malta	100.00%
Alchemy Prime Limited	United Kingdom	100.00%
T.I.C.G. Integrated Solutions Ltd. (formerly Alchemytech Ltd.)	Cyprus	100.00%
Alchemy International Ltd.	Seychelles	99.90%
XOALA	Mauritius	100.00%
Prime Intermarket Group Eurasia	Mauritius	100.00%
Alchemy Markets (Cayman) Ltd.	Cayman Islands	100.00%
Xoala AP Cyprus Ltd.	Cyprus	100.00%

Each subsidiary listed above does business under the name set forth in this exhibit, except as otherwise indicated.

Xoala AP Cyprus Ltd. is held indirectly through XOALA.